Exhibit 8.1

SUBSIDIARIES OF ELETROBRAS

Name	Percentage of Shareholding
Eletronorte	99.66%
Chesf	99.58%
Furnas	99.56%
Eletrosul	99.88%
CGTEE	99.99%
Eletronuclear	99.91%
Itaipu Binacional(*)	50.00%
Amazonas GT	100.00%
Eletrobras Eletropar	83.71%
Santa Vitória do Palmar	78.00%
Hermenegildo I	99.99%
Hermenegildo II	99.99%
Hermenegildo III	99.99%
Chuí IX	99.99%

(*) Jointly controlled with ANDE (Paraguay)